EXHIBIT 12.01

EL PASO ELECTRIC COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings from Continuing Operations (a)	115,451	109,220	87,453	55,204	42,567
Fixed Charges (b)
Interest charges	48,813	37,648	36,744	41,461	49,703
Interest portion of rent expense	1,085	1,181	1,186	1,251	1,141

Total Fixed Charges	49,898	38,829	37,930	42,712	50,844
Capitalized Interest	(15,872)	(11,897)	(4,907)	(5,783)	(3,427)

Earnings (c)	149,477	136,152	120,476	92,133	89,984

Ratio of Earnings to Fixed Charges	3.0	3.5	3.2	2.2	1.8

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b)	Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c)	Earnings consist of earnings from continuing operations and fixed charges less AFUDC and capitalized interest.